Braemar Hotels & Resorts Inc.

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

April 12, 2021

VIA EDGAR

Ms. Stacie Gorman

United States Securities and Exchange Commission

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:           Registration Statement on Form S-3 (No. 333-254588) of Braemar Hotels & Resorts Inc.

Dear Ms. Gorman:

On behalf of Braemar Hotels & Resorts Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to April 14, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Gregory Patti of Cadwalader, Wickersham & Taft LLP at (212) 504-6780.

Very truly yours,

BRAEMAR HOTELS & RESORTS INC.

By:	/s/ Robert G. Haiman
	Name:	Robert G. Haiman
	Title:	Executive Vice President, General Counsel & Secretary

cc: Gregory P. Patti, Cadwalader, Wickersham & Taft LLP